Exhibit 99.1

PRESS RELEASE Thursday 28 August 2025 – 07:00 a.m. CET
Regulated information

CMB.TECH ANNOUNCES Q2 2025 RESULTS
MERGER WITH GOLDEN OCEAN COMPLETED

ANTWERP, Belgium, 28 August 2025 – CMB.TECH NV (“CMBT”, “CMB.TECH” or “the Company”) (NYSE: CMBT, Euronext Brussels: CMBT and Euronext Oslo Børs: CMBTO) reported its unaudited financial results today for the second quarter ended 30 June 2025.

HIGHLIGHTS

Corporate highlights:
o	CMB.TECH completed the merger with Golden Ocean on 20 August
o	CMB.TECH is listed on NYSE (CMBT), EURONEXT Brussels (CMBT) and EURONEXT Oslo (CMBTO)
o	Supervisory Board changes: resignation of Mr. Marc Saverys, appointment of Debemar BV, permanently represented by Mr. Patrick De Brabandere as chairman and cooptation of Mrs. Gudrun Janssens

Financial highlights:
o	Net loss of -7.6 million USD in Q2 2025
o	CMB.TECH’s contract backlog stands at 2.93 billion USD
o	Interim dividend declared of 0.05 USD, payable on or about 9 October
Fleet highlights:

o
Following the merger, CMB.TECH owns and operates a combined diversified fleet of around 250 vessels, including dry bulk vessels, crude oil tankers, chemical tankers, container ships, offshore wind vessels and port vessels.

o	Delivery of 8 newbuilding vessels (Q2 – Quarter to date):
➢	Super-Eco Newcastlemax: Mineral Suomi, Mineral Sverige, Mineral Polska, Mineral Cesko and Mineral Slovensko
➢	CSOV: Windcat Rotterdam
➢	CTV: TSM Windcat 59, Windcat 58
o	Previously announced sale of VLCC Iris (2012- 314,000 dwt) generated a capital gain of approx. 57.1 million USD during Q2.
o
Delivery of Hakata (2010 -  302,550 dwt) & Hakone (2010 -  302,624 dwt) to its new owners as part of CMB.TECH’s fleet rejuvenation strategy. The sales will generate a total capital gain of approx. 39.3 million USD in Q3 2025.

o	Sale of Sofia (2010 - 165,000 dwt). Delivery will be in Q4 2025. The sale will generate a capital gain of 20.4 million USD in Q4 2025.

For the second quarter of 2025, the Company reported a net loss of USD 7.6 million or USD -0.04 per share (second quarter 2024: a net gain of 184.4 USD million or USD 0.95 per share). EBITDA (a non-IFRS measure) for the same period was USD 224.1 million (second quarter 2024: USD 261.2 million).
Commenting on the Q2 results, Alexander Saverys (CEO) said:
“We reached a big milestone for our company with the recent completion of the merger with Golden Ocean, adding 89 dry bulk vessels, and bringing our total fleet to around 250 ships. Our newbuilding delivery programme continues unabated with the delivery of 8 vessels: 5 super-eco Newcastlemaxes, two CTVs and our first CSOV. We also concluded another commercial agreement for our ammonia-powered Newcastlemaxes, this time with Fortescue. CMB.TECH’s modern fleet is well positioned to create a lot of value in the months to come, particularly thanks to our exposure to strong tanker and dry bulk markets.”
CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE Thursday 28 August 2025 – 07:00 a.m. CET
Regulated information
Key figures

The most important key figures (unaudited) are:

(in thousands of USD)	Second Quarter 2025	Second Quarter 2024	YTD 2025	YTD 2024

Revenue	387,808	252,000	622,852	492,377
Other operating income	13,021	30,649	20,155	38,245

Raw materials and consumables	(2,319)	(435)	(5,128)	(1,678)
Voyage expenses and commissions	(81,338)	(48,986)	(123,742)	(85,903)
Vessel operating expenses	(113,644)	(50,541)	(175,473)	(100,013)
Charter hire expenses	(1,307)	1	(1,620)	(17)
General and administrative expenses	(33,548)	(18,581)	(56,395)	(36,287)
Gains on disposal of vessels/ other tangible assets	57,340	94,985	103,791	502,547
Depreciation	(108,698)	(41,639)	(164,369)	(81,877)
Impairment losses	(3,573)	—	(3,573)	—

Net finance expenses	(118,225)	(30,540)	(182,440)	(45,980)
Share of profit (loss) of equity accounted investees	1,622	2,029	1,571	2,570
Profit (loss) before income tax	(2,861)	188,942	35,629	683,984

Income tax benefit (expense)	(4,723)	(4,572)	(2,840)	(4,364)
Profit (loss) for the period	(7,584)	184,371	32,789	679,620

Attributable to:
Owners of the Company	7,768	184,371	51,766	679,620
Non-controlling interest	(15,352)	—	(18,977)	—

Information per share:

(in USD per share)	Second Quarter 2025	Second Quarter 2024	YTD 2025	YTD 2024

Weighted average number of shares (basic) *	194,216,835	194,250,949	194,216,835	197,886,375
Profit (loss) for the period	-0.04	0.95	0.17	3.43

*	The number of shares issued on 30 June 2025 is 220,024,713. However, the number of shares excluding the owned shares held by CMB.TECH at 30 June 2025 is 194,216,835.

EBITDA reconciliation (unaudited):

(in thousands of USD)	Second Quarter 2025	Second Quarter 2024	YTD 2025	YTD 2024

Profit (loss) for the period	(7,584)	184,371	32,789	679,620
+ Net interest expenses	118,225	30,626	182,440	45,886
+ Depreciation of tangible and intangible assets	108,698	41,639	164,369	81,877
+ Income tax expense (benefit)	4,723	4,572	2,840	4,364
EBITDA (unaudited)	224,062	261,208	382,438	811,747

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE Thursday 28 August 2025 – 07:00 a.m. CET
Regulated information

EBITDA per share:

(in USD per share)	Second Quarter 2025	Second Quarter 2024	YTD 2025	YTD 2024

Weighted average number of shares (basic)	194,216,835	194,250,949	194,216,835	197,886,375
EBITDA	1.15	1.34	1.97	4.10

All figures, except for EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited by the statutory auditor.
Interim dividend
CMB.TECH has declared an Interim Dividend of 0.05 USD.

The timing of the distribution of this Interim Dividend is as follows:

COUPON 43	Ex-dividend date	Record date	Payment date
Euronext	1 October 2025	2 October 2025	9 October 2025
NYSE	2 October 2025	2 October 2025	9 October 2025
OSE	1 October 2025	2 October 2025	on or about 9 October 2025

The New York Stock Exchange (“NYSE”) settles its trades on a T+1 basis, while Euronext Brussels (“Euronext”) and the Euronext Oslo Børs (“OSE”) settle its trades on a T+2 basis. As a result, there will be different ex-dividend dates between the exchanges.

Due to the implementation of CSDR in Norway, the Dividend payable on common shares that are registered in the VPS settlement system in order to be traded on OSE is expected to be distributed to VPS shareholders on or about 9 October 2025.

The Interim Dividend is, in its entirety, subject to 30% withholding tax to the extent that no exemption or reduction applies. The Company encourages you to contact your bank, broker, nominee or other institution if you have any questions regarding the mechanics and timing of having the Dividend attributable to your common shares credited to your account.

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE Thursday 28 August 2025 – 07:00 a.m. CET
Regulated information

TCE
The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarised as follows:
In USD per day	Q2 2025	Q2 2024	First semester 2025	First semester 2024
TANKERS
VLCC
Average spot rate (in TI Pool)*	44,981	50,500	39,774	45,600
Average time charter rate**	46,094	47,000	46,114	46,700
SUEZMAX
Average spot rate***	40,160	49,500	40,314	54,600
Average time charter rate	33,023	30,750	32,845	30,700
DRY-BULK VESSELS
Average spot rate***	23,081	36,731	20.975	31,504
CONTAINER VESSELS
Average time charter rate	29,378	29,378	29,378	29,378
CHEMICAL TANKERS
Average spot rate*	22,411	27,307	21.471	26,426
Average time charter rate	19,306	19,306	19,306	19,306
OFF-SHORE WIND (CTV)
Average time charter rate	3,146	2,759	2,789	2,824

*CMB.TECH owned ships in TI Pool or Stolt Pool (excluding technical offhire days)
**Including profit share where applicable
*** Reporting load-to-discharge, in line with IFRS 15

CORPORATE UPDATE
Golden Ocean merger
On 3 April 2025, CMB.TECH NV filed a Schedule 13D/A to report that CMB.TECH NV indirectly acquired 9,689,297 additional shares in Golden Ocean Group Limited (“Golden Ocean”) in the open market following the acquisition of 81,363,730 shares in Golden Ocean from Hemen Holding Limited and subsequent open market purchases of 7,347,277 shares in Golden Ocean. On 3 April 2025, CMB.TECH NV owned an aggregate of 98,400,204 shares in Golden Ocean, representing approximately 49.4% of Golden Ocean's outstanding voting shares.
On 22 April 2025, CMB.TECH and Golden Ocean announced that they signed a term sheet (the “Term Sheet”) for a contemplated stock-for-stock merger, with CMB.TECH as the surviving entity, based on an exchange ratio of 0.95 shares of CMB.TECH for each share of Golden Ocean (the “Exchange Ratio”), subject to customary adjustments. The Term Sheet was unanimously approved by CMB.TECH’s Supervisory Board and by Golden Ocean’s Board of Directors, including its special transaction committee composed of disinterested directors (the “Transaction Committee”). As part of this, the Transaction Committee has received a fairness opinion from its financial advisor DNB Markets, part of DNB Bank ASA, concluding that the Exchange Ratio is fair from a financial point of view to Golden Ocean’s shareholders.
The transaction was structured as a merger with Golden Ocean merging with and into CMB.TECH Bermuda Ltd., a wholly-owned subsidiary of CMB.TECH (the “Merger”). Existing shares of Golden Ocean, which were not (directly or indirectly) owned by CMB.TECH, would be cancelled and ultimately exchanged for newly issued CMB.TECH shares at an exchange ratio of 0.95 shares of CMB.TECH for each share of Golden Ocean.
More information can be found in the registration statement on Form F-4 (the “Registration Statement”) filed by CMB.TECH with the SEC on 1 July 2025 and the exemption document under the EU Prospectus Regulation (EU) 2017/1129 and the Commission Delegated Regulation (EU) 2021/528 (the “Exemption Document”) published on 14 August 2025.

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE Thursday 28 August 2025 – 07:00 a.m. CET
Regulated information

On 17 July 2025, CMB.TECH provided a market update on the progress of the stock-for-stock merger between CMB.TECH and Golden Ocean. It was announced that Golden Ocean would hold an SGM to vote on the proposed merger on 19 August 2025.
On 19 August 2025, Golden Ocean held a Special General Meeting to vote on the proposed merger. At the special general meeting of shareholders of Golden Ocean, the Merger was approved by shareholders holding 92.72% of the shares present or represented at the meeting.
On 20 August 2025, the merger was closed. Based on the Exchange Ratio and the current number of outstanding Golden Ocean common shares and ordinary shares in the Company, the Company issued 95,952,934 new ordinary shares by means of a capital increase by contribution in kind. Upon completion of the Merger, CMB.TECH shareholders own 70% (or 67% excluding treasury shares) of the total issued share capital of CMB.TECH and Golden Ocean shareholders own 30% (or 33% excluding treasury shares) of the total issued share capital of CMB.TECH.
As indicated in CMB.TECH’s press release of 11 August 2025, Golden Ocean has received correspondence from certain parties alleging to be former shareholders of Golden Ocean, who have, in the meantime, filed appraisal claims under Bermuda law. The aggregate number of Golden Ocean shares allegedly held by these parties is 24,438,718, representing approximately 12.15% of the total number of former Golden Ocean shares. Following completion of the Merger, all shares in Golden Ocean (including those held by dissenting shareholders) were annulled and exchanged for shares in CMB.TECH. The appraisal claims do not contest the validity or effectiveness of the Merger, but relate solely to the determination of the fair value of the shares held by the dissenting shareholders. CMBT reaffirms that Golden Ocean shareholders were offered fair value in the Merger and will address these claims appropriately.
CMB.TECH remains listed on the New York Stock Exchange and Euronext Brussels under the ticker symbol ‘CMBT’. As of 20 August 2025, CMB.TECH is also listed on Euronext Oslo Børs under the ticker symbol ‘CMBTO’.
The merger creates one of the world's largest diversified listed maritime groups, featuring:
•	A combined diversified fleet of around 250 vessels, including dry bulk vessels, crude oil tankers, chemical tankers, container ships, offshore wind vessels and port vessels
•	A future-proof fleet with more than 80 hydrogen- and ammonia-ready vessels, offering low-carbon fuel optionality
•	Fair market value of the fleet of approximately USD 11.1 billion, underscoring scale and asset values
•	Young and fuel-efficient fleet with an average age of 6.1 years
•	Solid revenue visibility with a contract backlog of approximately USD 3.0 billion, supporting predictable cash flows and shareholder returns
•	Global capital market presence with listings in New York, Brussels and Oslo, with 38% expected free float providing trading liquidity
•	Robust liquidity position exceeding USD 400 million, including cash on hand and undrawn credit facilities, providing financial flexibility and growth capacity

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE Thursday 28 August 2025 – 07:00 a.m. CET
Regulated information

Supervisory Board changes
Mr. Marc Saverys has decided to resign as member and chairman of the Supervisory Board of CMB.TECH. Mr. Marc Saverys joined the Supervisory Board of CMB.TECH after the SGM of 23 March 2023 as a non-independent member. Mr. Patrick de Brabandere, as representative of Debemar BV has been appointed to succeed Mr. Marc Saverys as chairman of the Supervisory Board.
The Supervisory Board has further decided to co-opt Mrs. Gudrun Janssens as independent member within the Supervisory Board:
-
Mrs Gudrun Janssens oversees BIMCO's EU-related marine environment, safety and technical affairs from the Brussels office. She has significant expertise in ship recycling. She studied Chemistry with a focus on environmental sciences and began her professional career at the Public Waste Agency of Flanders in 2000.
As a senior policy advisor and member of the Belgian delegation to the IMO, she was involved in shaping the Belgian policy on ship waste management and ship recycling for over 15 years. Gudrun also worked for the European Community of Shipowners’ Associations (ECSA) and the Royal Belgian Shipowners Associations as Head of Environmental and Technical Affairs, managing environmental and climate-related shipping issues at both European and international levels.

Publication half year report and change in publication date earnings releases
CMB.TECH published its half year report on the company website this morning (28 August 2025). You can find the reports here.
Furthermore, the company has decided to postpone the publication date of its third quarter 2025 earnings press release and accompanying conference call. The Q3 2025 earnings will be announced on 26 November 2025.
CMB.TECH FLEET DEVELOPMENTS
Commercial agreements
Fortescue
Fortescue and Bocimar, part of CMB.TECH, have signed an agreement for an ammonia-powered Newcastlemax featuring a dual fuel engine. The 210,000-dwt vessel is part of CMB.TECH’s series of large dry bulk carriers currently on order at Qingdao Beihai Shipyard and is expected to be delivered to Fortescue by the end of next year. It will play a vital role taking iron ore from Pilbara to customers in China and around the world.
Sales
Euronav
On 30 April 2025, CMB.TECH announced that it had sold three VLCCs, Iris (2012-  314,000 dwt), Hakone (2010 - 302,624 dwt) and Hakata (2010 - 302,550 dwt) as part of its fleet rejuvenation. The sales generated a total capital gain of 96.7 million USD. Iris has been delivered to their new owners on May 7, 2025 and Hakone on July 8, 2025 respectively. Hakata will be delivered in the beginning of September 2025.The VLCC Iris (2012-  314,000 dwt) generated a capital gain of approx. 57.1 million USD during Q2 and the sales of Hakata (2010 -  302,550 dwt) & Hakone (2010 -  302,624 dwt) will generate a total capital gain of approx. 39.3 million USD in Q3 2025.
On 25 August 2025, the Company entered into an agreement to sell the Suezmax Sofia (2010 - 165,000 dwt) for a net sale price of USD 40.1 million. The sale will generate a gain of approximately USD 20.4 million and is expected to be delivered to its new owner in the fourth quarter of 2025.

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE Thursday 28 August 2025 – 07:00 a.m. CET
Regulated information

Newbuilding deliveries
On 10 April 2025, the Company took delivery of Newcastlemax Mineral Suomi (2025 - 210,761 dwt).
On 23 April 2025, the Company took delivery of Newcastlemax Mineral Sverige (2025 - 210,761 dwt)
On 9 April 2025, the Company took delivery of the CTV TSM Windcat 59 .
On 23 May 2025, the Company took delivery of Newcastlemax Mineral Polska (2025 - 210,761 dwt).
On 23 June 2025, the Company took delivery of Newcastlemax Mineral Cesko (2025 - 210,761 dwt).
On 2 July 2025, the Company took delivery of the CTV  Windcat 58.
On 24 July 2025, the Company took delivery of the CSOV Windcat Rotterdam.
On 8 August 2025, the Company took delivery of Newcastlemax Mineral  Slovensko (2025 - 210,761 dwt).
MARKET & OUTLOOK
Euronav – Tanker Markets1
Tanker markets experienced heightened volatility in Q2 2025, with notable disruption in June due to escalating conflict in the Middle East. This geopolitical tension tightened a market that had previously been easing into the typically softer summer period, with average earnings reaching a five-month low in mid-June. However, conditions reversed sharply as average weighted crude tanker earnings surged to USD 47,519/day by June 20th — among the highest level in over a year. This was largely driven by a spike in Very Large Crude Carrier (VLCC) rates in the Middle East Gulf, with spot earnings on the Middle East–China route exceeding USD 75,000/day in late June, marking a two-year high. Despite the regional conflict, oil flows through the Strait of Hormuz — a critical chokepoint for approximately 34% of global seaborne oil trade — remained steady, with vessel transits staying within normal ranges following the mid-June escalation. Following the Israel–Iran ceasefire on June 24th, market conditions began to stabilise. Nonetheless, the situation remains fluid and warrants continued close monitoring. In recent weeks, oil markets have seen relative calm as geopolitical risks have subsided and demand forecasts remain steady. Despite this, charter rates continue to trend significantly above the 10-year average TCE rate for the summer season (July: +33% for VLCCs and +59% for Suezmaxes).
According to AXS Marine data, China’s crude oil imports declined on a year-on-year basis for April, May and June — by 0.3%, 8.9%, and 5.9% respectively. For much of the past decade, China has been the primary driver of global oil demand, accounting for approximately 60% of global growth. However, recent trends suggest that the outlook for Chinese oil consumption continues to undergo a fundamental shift, with significant implications for global oil trade patterns. Much of China’s abrupt slowdown in fuel demand growth is driven by changes in the underlying economy, with high growth in services and a significant slowdown in the diesel-intensive construction sector. In June, new energy vehicles (NEVs) accounted for 52.7% of total vehicle sales in China, reflecting a decisive move toward electrified transportation. Globally, NEVs are expected to displace over 5mpd of gasoline and diesel by 2030. This trend is further supported by a growing adoption of LNG-powered and fully electric trucks, particularly in freight and logistics sectors, and the rapid expansion of high-speed and urban rail networks. In addition, while in Western economies, the rise of renewables — primarily wind and solar — has largely displaced coal-fired power generation, with grid intermittency managed by natural gas and, to a lesser extent, battery storage, the picture in China is different. Despite substantial investments in renewables, coal still maintains a dominant role in China’s energy mix. As the world’s largest miner, importer and consumer of coal, China continues to expand its coal-fired power capacity. Rather than displacing coal, it appears that renewables in China are more directly challenging crude oil’s role in the economy. This is primarily because China is rapidly electrifying both its industrial base and transport infrastructure. As a result, the country is reducing its reliance on imported crude — a commodity that remains susceptible to geopolitical disruptions and volatile price swings. The strategic shift toward greater energy self-sufficiency and electrification in China marks a structural transformation in the country’s energy demand profile. This transition is expected to have lasting implications for global oil trade flows.

1 Source: AXS Marine, Clarksons SIN, Morgan Stanley, Commodore Research, Reuters, IEA

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE Thursday 28 August 2025 – 07:00 a.m. CET
Regulated information

Nonetheless, major forecasting agencies — the IEA, EIA, and OPEC — continue to project oil demand growth of +0.7 million barrels per day (mb/d), +0.8 mb/d, and +1.3 mb/d respectively in 2025. Although these forecasts have seen modest upward revisions in recent months, they remain well below historical growth levels. Seaborne crude oil trade, as measured in billion tonne-miles, is increasingly being distributed more evenly across the broader Asian region. China is now expected to account for 33.3% of Asian seaborne imports in 2025, with India at 10.5%, South Korea at 9.8% and the rest of Asia comprising 13.9%. While China's oil demand is plateauing — with a longer-term decline expected — India has emerged as the world’s most dynamic growth engine for oil consumption. India's rapidly expanding economy, driven by urbanisation, infrastructure expansion and industrial development, is highly dependent on oil. Unlike many other regions that are accelerating their transition to electric vehicles, India’s oil demand is heavily concentrated in transport fuels. The country’s total oil consumption is projected to increase by 1 mb/d between 2024 and 2030, reinforcing its growing significance in the global oil demand equation.
On the oil supply side, June marked the third consecutive month in which eight OPEC and OPEC+ members engaged in voluntary production cuts were permitted to raise output, with their combined production quota increasing by 411 kb/d month-on-month. Looking ahead, OPEC+ has reaffirmed its intention to boost production by a further 548 kb/d in August – concluding the whole first tranche of voluntary cuts (2.2 mb/d). There is a notable disconnect between OPEC+ quotas, actual production and exports. Monthly output often diverges from quotas due to past overproduction, capacity constraints preventing some members from meeting allocations and others consistently producing above their targets. Looking ahead, projecting seaborne crude exports for the remainder of 2025 is challenging, though seasonality typically supports an uptick in the fourth quarter. Despite these planned increases,  global demand growth appears increasingly fragile. The IEA, EIA and OPEC have all maintained their 2026 demand growth projections at +0.7 mb/d, +1.1 mb/d, and +1.3 mb/d, respectively. In light of these figures, the supply-demand balance is becoming a growing concern. The IEA now forecasts an oil market surplus of 1.5 mb/d in 2025 and 2.1 mb/d in 2026. This anticipated oversupply is beginning to draw attention from key industry stakeholders and could prompt a reassessment of OPEC+ strategy. Any shift in policy would carry significant implications for upstream investment decisions and the broader global oil production landscape.
From a vessel supply side perspective, ordering activity has picked up further, pushing the VLCC orderbook-to-fleet (OB/F) ratio to 13.9% and the Suezmax OB/F ratio to 19.4%. While these figures may appear substantial at first glance, they are insufficient when viewed against the backdrop of an aging global tanker fleet. Adjusting for vessel retirements at 20, 25 and 30 years of age, net fleet growth is projected to turn negative through 2028 for both VLCCs and Suezmaxes. Currently, 17% of the VLCC fleet and 19% of the Suezmax fleet are over 20 years old — thresholds typically associated with phase-out or reduced commercial viability. The replacement challenge becomes even more pronounced when looking further ahead. By 2030, 39% of the VLCC fleet and 40% of the Suezmax fleet will be over 20 years old, indicating a steep increase in fleet obsolescence. This accelerated aging underscores the need for fleet renewal, particularly as environmental regulations tighten and charterers favour younger, more efficient tonnage.
Euronav has 10 VLCCs (average age 8.4y) and 18 Suezmaxes (average age 7.3y) on the water. Additionally, it has 5 VLCCs and 2 Suezmaxes on order.

Q2 2025 Performance Highlights:
•	Euronav VLCC achieved average TCE of USD 44,981 per day in Q2, and Q3 2025 spot rate (to date): 77% fixed at USD 32,056 per day
•	Euronav Suezmax achieved average TCE of USD 40,160 per day in Q2, and Q3 2025 spot rate (to date): 76% fixed at USD 39,364 per day

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE Thursday 28 August 2025 – 07:00 a.m. CET
Regulated information

Bocimar – Dry-Bulk Market2
Iron ore remains the primary driver of Capesize vessel demand, comprising 72.1% of the segment's total seaborne cargo volumes in H1 2025. As such, Capesize tonnage demand is highly correlated with global iron ore trade flows, particularly imports into China, which account for 76.4% of total seaborne iron ore volumes. Given this concentration, fluctuations in Chinese import activity tend to have an immediate and pronounced impact on the broader Capesize market. Notably, iron ore shipment volumes have remained robust in H1 2025, with volumes picking up after the disappointing Q1 volumes (cfr. seasonal weakness and adverse weather conditions in the Atlantic Basin). Seaborne export of iron ore increased y-o-y in May with 8.2%, June with 7.4% and July with 6.8%.
Looking ahead, recent Q2 production updates from major iron ore producers reinforce a constructive outlook for seaborne supply. Vale reported Q2 2025 iron ore output of 83.6 million tons, up 3.7% y-o-y, while maintaining its full-year production guidance at 325–335 million tons. Fortescue Metals Group (FMG) also delivered strong results, with Q4 FY25 (June fiscal year ended) shipments totalling approximately 55 million tons (+3.3% y-o-y), bringing full-year volumes to 198 million tons—at the upper end of its 190–200 million tons guidance range. FMG is guiding further growth in FY26, with projected shipments of 195–205 million tons. BHP reported Q2 2025 production of 70.3 million tons, up 2.0% y-o-y. Fiscal year 2025 iron ore output reached 263 million tons, marking a 1% increase y-o-y and in line with guidance of 255–265.5 million tons. For FY26, BHP has issued a slightly higher production guidance of 258–269 million tons. Meanwhile, Anglo American reported Q2 2025 production of 15.94 million tons (+2.0% y-o-y) and reaffirmed its full-year guidance of 57–61 million tons. While production gains across the major miners are modest, the resilience in output levels provides a supportive backdrop for Capesize demand and seaborne iron ore trade.
According to Goldman Sachs, China’s steel production remains resilient, with no meaningful output cuts observed despite recurring market speculation and rumours. Utilisation rates at steel mills continue to exceed 90%, supported by strong profit margins in the range of USD 30–40 per ton. Although steel demand is seasonally soft, it is holding steady on a y-o-y basis, with solid activity in infrastructure and manufacturing sectors helping to offset ongoing weakness in the property market. A notable trend supporting seaborne iron ore demand is the growing preference among mills for higher-grade ore. This shift is underpinned by expanding margins and stricter environmental constraints. Blast furnace utilisation remains elevated above 90%, while pig iron output has surged to record levels, exceeding 2.4 million tons per day. Whereas iron ore restocking had previously been conducted on a just-in-time basis, the combination of improved steel margins and robust order books has increased mills’ willingness to tolerate higher input costs. Many are now actively procuring seaborne iron ore at USD 105 per ton to preserve margins, with reports indicating some mills have secured volumes through the end of August. This marks a strategic shift, reflecting growing confidence in the sustainability of current profitability levels.
Bauxite is seen as a secondary driver of Capesize demand. In H1 2025, Bauxite accounted for 10.7% of Capesize seaborne cargo volumes, reflecting its growing role in the segment’s trade dynamics. Global seaborne bauxite volumes are projected to increase by 19.0% y-o-y in 2025, largely driven by rising exports from Guinea to China. This growth mirrors China's robust demand for aluminium, underpinned by structural expansion in its NEV and renewable energy sectors. Importantly, the Guinea–China trade route, being significantly longer than the traditional Australia–China route, contributes disproportionately to ton-mile demand—an increasingly critical metric for Capesize employment. While Guinean exports most likely will face temporary weather-related disruptions during West Africa’s May–October monsoon season, the broader outlook for bauxite trade remains strongly supportive of Capesize demand through 2025. Although bauxite volumes remain relatively small compared to iron ore in absolute terms, their contribution to ton-mile growth is materially significant. Looking ahead, the anticipated 2026 ramp-up of Guinea’s Simandou iron ore project is expected to further boost long-haul Capesize loadings from West Africa, tightening vessel availability and adding further upside to the segment’s fundamentals.

2 Source: AXS Marine, Clarksons, Breakwave Advisors, Jefferies, Clarksons, SMM, Goldman Sachs, FMG, Vale, BHP, Morgan Stanley

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE Thursday 28 August 2025 – 07:00 a.m. CET
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The third driver for Capesize demand is coal – as it accounted for 15.1% of Capesize seaborne cargo volumes in H1 2025. However, global seaborne coal trade is forecast to decline by approximately 7.9% y-o-y in 2025, with Chinese, Indian and Japanese imports expected to fall by 11%, 7%, and 1% respectively. This contraction is largely attributed to increased domestic coal production (China 1H25 +6.1% y-o-y, India Apr’24-Feb’25 +5.5%) and elevated stockpiles in both China and India. For China specifically, improved rail connectivity from Mongolia and the accelerating shift toward renewable energy sources for power generation (1H25 -4.5% y-o-y coal consumption) did also impact seaborne coal import. The weakness in coal trade has weighed on dry bulk markets more broadly, contributing to underperformance in the smaller vessel segments and creating spillover pressure on the Capesize market during Q1 and large parts of Q2. Globally, estimated billion tonne miles of coal transportation is set to decline in 2025 (-7.9%), and in 2026 (-4.9%). Earlier than expected seasonal reduction in coal inventories at power plants and ports in Southern China, in combination with high-temperature days in China and Northeast Asia, could lead to temporary incremental seaborne coal imports in China during the next quarter. To maintain (and further increase) Capesize vessel activity at current levels, coal volumes remain a swing factor in supporting a sustained market recovery.
The Capesize and Newcastlemax orderbook currently stands at 9.8% of the active fleet. Approximately 30% of the existing fleet is over 15 years old and is increasingly uneconomical to operate amid rising environmental compliance costs. New vessel contracting remains subdued, constrained by limited shipyard availability, elevated construction costs and persistent uncertainty regarding future propulsion technologies. 32 large bulk carriers have been ordered year-to-date August, compared to 83 orders placed in the whole of last year. Net fleet growth is projected at just 1.5% in 2025 and 1.9% in 2026. However, when factoring in drydocking schedules and increased maintenance requirements, actual available capacity may contract, especially as more vessels are sidelined for regulatory retrofits. Furthermore, fleet productivity is being curbed by environmental regulations such as EEXI and CII, which are enforcing lower average vessel speeds and effectively tightening supply. In this context, the constrained fleet expansion supports a favourable supply-demand balance and underpins a positive long-term outlook for Capesize earnings. It is estimated that Capesize fleet utilisation will rise from 83.0% in 2025 to 85.0% in 2026 and further to 86.0% by 2027. For the broader dry bulk market, overall fleet utilisation is expected to remain steady at approximately 83.5% through the same period.
As of August 8th, Bocimar has 17 super-eco 210,000 DWT Newcastlemaxes on the water (average age <1y) and 11 newbuildings on order.
 Q2 2025 Performance Highlights:
•
Bocimar Newcastlemax fleet achieved average TCE of USD 23,081 per day in Q2 – 23.5% above the Q1 5TC Baltic Capesize Index (USD 18,681 USD /day). Q3 2025 spot rate (to date): 88% fixed at USD 28,323 per day

•	Golden Ocean Newcastlemax/Capesize fleet achieved Q2 2025 TCE actuals at 18,577 USD/day, and Q3 TCE quarter to date rates at 23,600 USD/day (71% fixed).
•	Golden Ocean Kamsarmax/Panamax Q2 2025 TCE achieved actuals at 10,552 USD/day, and Q3 TCE quarter to date rates at 13,600 USD/day (94% fixed)
Delphis – Container Markets3
The global container shipping market remained volatile throughout the second quarter of 2025, marked by sharp fluctuations in spot rates and evolving trade dynamics. Early in the quarter, spot rates declined amid weaker demand signals, only to surge in May following the announcement of a trade agreement between China and the United States. This surge was largely driven by front-loading and temporary booking momentum, which faded by June, leading to another round of rate corrections. Regionally, the most pronounced rate pressures were observed on the Asia–U.S. West Coast (USWC) lanes, reflecting both capacity repositioning and competitive rate dynamics. Year-to-date, the Shanghai Containerized Freight Index (SCFI) has declined by 35.3%, while the China Containerized Freight Index (CCFI) is down 16.7%, underscoring the overall softness in spot market conditions.

3 Source: Clarksons SIN, Jefferies

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE Thursday 28 August 2025 – 07:00 a.m. CET
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Despite near-term rate volatility, the longer-term demand outlook has improved modestly. The recent de-escalation of trade tensions, evidenced by the China–U.S. trade deal, has alleviated market concerns around tariff-induced disruption. While short-term volume growth may decelerate as front-loaded cargo volumes normalise, the ongoing trend toward diversified and increasingly complex global supply chains may lend structural support to baseline tonnage demand over the medium term.  The Red Sea re-routing continues with Houthi attacks on the Magic Seas and Eternity C in July delaying normalisation efforts. As a result, continued vessel rerouting via the Cape of Good Hope is absorbing over 10% of the global containership fleet, thereby artificially supporting fleet utilisation levels, which remain elevated at 86–87%.
On the supply side, the container fleet is poised for continued expansion. The current orderbook stands at 30.7% of the in-service fleet, although growth is highly concentrated in the larger vessel segments. Notably, ships of 17,000 TEU have an extensive OB/F of 68.9%, compared to just 5.5% for the 6,000–8,000 TEU range and 5.4% for sub-3,000 TEU vessels. Looking forward, fleet utilisation is forecast to decline gradually as new tonnage is delivered. By 2028, utilisation is expected to ease to 83–84%, and, when adjusted to exclude current Red Sea–related disruptions, the underlying utilisation rate could crash to as low as 72%.
CMB.TECH’s 4 x 6,000 TEU (average age 1.25y) and 1 NB 1,400 TEU container vessels are all employed under 10 to 15-year time charter contract.
Bochem – Chemical Markets4

The chemical tanker market has continued to soften, with freight rates easing in recent months, nonetheless, most routes remain resilient. In May, the freight rate for 15,000 tons of chemicals on the Middle East-Far East route fell to USD 47.6/ton, 26.0% lower than the 2024 average, albeit in line with the past 10 years (about USD 49/ton). The 19,999 dwt stainless steel chemical tanker one-year charter rent fell to USD 18,750 per day, 16% lower than the peak last summer but still 27.0% higher than the average of the past 10 years.

Trade lanes are shifting in response to evolving tariff structures, and the Red Sea remains a challenging region for navigation and logistics. In terms of ton nautical mile trade, the continued detour of ships due to the Red Sea disruption has contributed to a ~3.3% increase in global chemical ton nautical mile trade. Several core trade routes, particularly those between the US and Asia in both directions, have seen declining volumes, largely due to weaker manufacturing activity and ongoing trade tensions. Global chemical production growth is slowing, primarily due to industry overcapacity and squeezed margins among chemical producers. Exceptions include China, which is expected to grow chemical output by 4.1% between 2025 and 2027, and India, forecasted at 3.7% growth over the same period. Worldwide, global chemical production growth is projected at 2% during this timeframe.
The chemical tanker fleet is projected to grow by about 2.7% annually from 2025 to 2027, but considering that some ships transporting refined oil products (cfr. swing tonnage) will return to the chemical tanker market, the actual capacity growth rate may be higher. The orderbook for stainless steel chemical tankers amounts to 12.0% of the existing fleet (OB/F), while about 28% of the fleet is above 20 years, potentially triggering scrapping and replacement activity.
Bochem’s 25,000 DWT chemical tankers fleet comprises out of 5 delivered vessels and 9 NB vessels (average age <1y). They are employed under a 10-year time charter (6 vessels), under a 7-year time charter (6 vessels) and in the spot pool (2 vessels).

Q2 2025 performance highlights:
•	Bochem achieved TCE Q2 2025 of USD 22,411 per day USD/day (spot pool)
•	Q3 2025 spot rates quarter-to-date: USD 17,244 per day

4 Source: Clarksons SIN, Stolt Tankers, WTO, BRS

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE Thursday 28 August 2025 – 07:00 a.m. CET
Regulated information

Windcat – Offshore (Wind) Markets5
The spring season in the Northern European crew transfer vessel (CTV) market began slowly, with only a limited number of spot requirements emerging in April and May. Throughout this period, some CTVs remained consistently available to meet any spot demand – contributing to on average, slightly lower rates than those observed during the same period last year. Toward the end of the second quarter, a higher number of vessels were placed on charter; however, many of these charters were for short-term projects only. European CTV utilisation levels stood at March 76%, April 85%, May 88% and June 91%. Unlike last year, when market activity significantly declined after August and September, the current season is expected to extend further into the year, with some charter extensions already secured for late summer dates. Looking ahead, vessel owners are showing increased optimism for the 2026 season and beyond, anticipating a rise in new projects that will drive demand for CTVs and lead to an upward trend in charter day rates. Currently, the CTV fleet stands at 704 units versus an orderbook of 109 units (OB/F 15.5%).
Active offshore wind capacity is projected to reach 95 GW by end-2025, representing an increase of 16.8% (+16 GW) across the year. This robust growth is set to be underpinned by a large volume of capacity currently under construction (standing at 55 GW). Near-term growth will largely be in European and Chinese markets, which are forecast to account for 34% and 51% of 2025 growth respectively. However, poor levels of secured offtake in the first half of 2025 highlight the ongoing difficulty in converting auction wins into fully bankable future projects. Ongoing cost pressures, varied political support and regulatory uncertainties are weighing on project investments, with developers taking a cautious approach in the Offshore Wind sector. One notable development this year is the growing interest from the oil and gas sector in dedicated CSOV use. In fact, oil and gas operators are now dominating the chartering landscape, with three out of the top four charterers this quarter coming from that industry. For the 2025 summer season, the existing CSOV fleet is nearly fully booked, and availability is expected to become more favourable for charterers only from October onwards. Day rates, which dipped during the winter as usual, have increased into the summer season, with average rates for 2025 remaining broadly consistent with previous years. So far this year, four new wind-focused CSOVs have been ordered (NB order 2024: 19). Additionally, 15 vessels are scheduled for delivery in the second half of 2025, which will influence supply dynamics moving forward. Overall, the CSOV fleet stands at 60 units versus an orderbook of 57 units (OB/F 95.0%).
Windcat has 1 CSOV and 56 CTVs (average age 9.8y) on the water, with 5 more CSOV s and 7 CTVs newbuildings in the pipeline.
Q2 2025 performance highlights:
•	Windcat CTVs achieved TCE Q2 2025 of USD 3,146 per day (utilisation 90.9%)
•	Windcat CTV Q3 2025 spot rates to-date: so far 91.5% fixed at USD 3,335 per day

5 Source: Clarksons, GWEC, Rystad Energy

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE Thursday 28 August 2025 – 07:00 a.m. CET
Regulated information

CONFERENCE CALL
The call will be a webcast with an accompanying slideshow. You can find the details of this conference call below and on the “Investor Relations” page of the website. The presentation, recording & transcript will also be available on this page.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	28 August 2025
Event Time:	8 a.m. EST / 2 p.m. CET
Event Title:	“Q2 2025 Earnings Conference Call”
Event Site/URL:	https://events.teams.microsoft.com/event/4c5a9385-1280-4ac8-a49b-2384494ac75d@d0b2b045-83aa-4027-8cf2-ea360b91d5e4

To attend this conference call, please register via the following link.
Telephone participants who are unable to pre-register may dial in to the respective number of their location (to be found here). The Phone conference ID is the following: 354 264 600#

Announcement Q3 2025 results – 26 November 2025

About CMB.TECH
CMB.TECH (all capitals) is one of the largest listed, diversified and future-proof maritime groups in the world with a combined fleet of about 250 vessels: dry bulk vessels, crude oil tankers, chemical tankers, container vessels, offshore wind vessels and port vessels. CMB.TECH also offers hydrogen and ammonia fuel to customers, through own production or third-party producers.
CMB.TECH is headquartered in Antwerp, Belgium, and has offices across Europe, Asia, United States and Africa.
CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol “CMBT” and on Euronext Oslo Børs under the ticker symbol “CMBTO”.
More information can be found at https://cmb.tech
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE Thursday 28 August 2025 – 07:00 a.m. CET
Regulated information

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other  factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
This information is published in accordance with the requirements of the Continuing Obligations on Euronext Oslo Børs.

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE Thursday 28 August 2025 – 07:00 a.m. CET
Regulated information

Condensed consolidated interim statement of financial position (unaudited)
(in thousands of USD)

	June 30, 2025	December 31, 2024
ASSETS

Non-current assets
Vessels	6,306,131	2,617,484
Assets under construction	746,330	628,405
Right-of-use assets	202,564	1,910
Other tangible assets	23,741	21,628
Prepayments	876	1,657
Intangible assets	16,675	16,187
Goodwill	172,350	—
Receivables	89,211	75,076
Investments	117,948	61,806
Deferred tax assets	8,648	10,074

Total non-current assets	7,684,474	3,434,227

Current assets
Inventory	58,340	26,500
Trade and other receivables	422,893	235,883
Current tax assets	4,465	3,984
Cash and cash equivalents	155,048	38,869
	640,746	305,236

Non-current assets held for sale	74,154	165,583

Total current assets	714,900	470,819

TOTAL ASSETS	8,399,374	3,905,046

EQUITY and LIABILITIES

Equity
Share capital	239,148	239,148
Share premium	460,486	460,486
Translation reserve	9,285	(2,045)
Hedging reserve	351	2,145
Treasury shares	(284,508)	(284,508)
Retained earnings	902,569	777,098

Equity attributable to owners of the Company	1,327,331	1,192,324

Non-controlling interest	1,225,511	—

Total equity	2,552,842	1,192,324

Non-current liabilities
Bank loans	3,660,298	1,450,869
Other notes	199,217	198,887
Other borrowings	1,200,179	667,361
Lease liabilities	4,108	1,451
Other payables	1,580	—
Employee benefits	1,072	1,060
Deferred tax liabilities	495	438

Total non-current liabilities	5,066,949	2,320,066

Current liabilities
Trade and other payables	191,894	79,591
Current tax liabilities	9,644	9,104
Bank loans	352,666	201,937
Other notes	3,733	3,733
Other borrowings	105,933	95,724
Lease liabilities	115,588	2,293
Provisions	125	274

Total current liabilities	779,583	392,656

TOTAL EQUITY and LIABILITIES	8,399,374	3,905,046

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE Thursday 28 August 2025 – 07:00 a.m. CET
Regulated information

Condensed consolidated interim statement of profit or loss (unaudited)
(in thousands of USD except per share amounts)

	2025	2024
	Jan. 1 - June 30, 2025	Jan. 1 - June 30, 2024
Shipping income
Revenue	622,852	492,377
Gains on disposal of vessels/other tangible assets	103,791	502,547
Other operating income	20,155	38,245
Total shipping income	746,798	1,033,169

Operating expenses
Raw materials and consumables	(5,128)	(1,678)
Voyage expenses and commissions	(123,742)	(85,903)
Vessel operating expenses	(175,473)	(100,013)
Charter hire expenses	(1,620)	(17)
Depreciation tangible assets	(162,767)	(80,529)
Amortisation intangible assets	(1,602)	(1,348)
Impairment losses	(3,573)	—
General and administrative expenses	(56,395)	(36,287)
Total operating expenses	(530,300)	(305,775)

RESULT FROM OPERATING ACTIVITIES	216,498	727,394

Finance income	25,707	23,416
Finance expenses	(208,147)	(69,396)
Net finance expenses	(182,440)	(45,980)

Share of profit (loss) of equity accounted investees (net of income tax)	1,571	2,570

PROFIT (LOSS) BEFORE INCOME TAX	35,629	683,984

Income tax benefit (expense)	(2,840)	(4,364)

PROFIT (LOSS) FOR THE PERIOD	32,789	679,620

Attributable to:
Owners of the company	51,766	679,620
Non-controlling interest	(18,977)	—

Basic earnings per share	0.27	3.43
Diluted earnings per share	0.27	3.43

Weighted average number of shares (basic)	194,216,835	197,886,375
Weighted average number of shares (diluted)	194,216,835	197,886,375

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE Thursday 28 August 2025 – 07:00 a.m. CET
Regulated information

Condensed consolidated interim statement of comprehensive income (unaudited)
(in thousands of USD)

	2025	2024
	Jan. 1 - June 30, 2025	Jan. 1 - June 30, 2024

Profit/(loss) for the period	32,789	679,620

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	—	182

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	11,330	(309)
Cash flow hedges - effective portion of changes in fair value	(1,794)	1,268

Other comprehensive income (expense), net of tax	9,536	1,141

Total comprehensive income (expense) for the period	42,325	680,761

Attributable to:
Owners of the company	61,302	680,761
Non-controlling interest	(18,977)	—

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE Thursday 28 August 2025 – 07:00 a.m. CET
Regulated information

Condensed consolidated interim statement of changes in equity (unaudited)
(In thousands of USD)
	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity

Balance at January 1, 2024	239,148	1,466,529	235	1,140	(157,595)	807,916	2,357,373	—	2,357,373

Profit (loss) for the period	—	—	—	—	—	679,620	679,620	—	679,620
Total other comprehensive income (expense)	—	—	(309)	1,268	—	182	1,141	—	1,141
Total comprehensive income (expense)	—	—	(309)	1,268	—	679,802	680,761	—	680,761

Transactions with owners of the company
Business Combination	—	—	—	—	—	(796,970)	(796,970)	—	(796,970)
Dividends to equity holders	—	(835,132)	—	—	—	(52,439)	(887,571)		(887,571)
Treasury shares acquired	—	—	—	—	(126,913)	—	(126,913)	—	(126,913)
Total transactions with owners	—	(835,132)	—	—	(126,913)	(849,409)	(1,811,454)	—	(1,811,454)

Balance at June 30, 2024	239,148	631,397	(74)	2,408	(284,508)	638,309	1,226,680	—	1,226,680

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity

Balance at January 1, 2025	239,148	460,486	(2,045)	2,145	(284,508)	777,098	1,192,324	—	1,192,324

Profit (loss) for the period	—	—	—	—	—	51,766	51,766	(18,977)	32,789
Total other comprehensive income (expense)	—	—	11,330	(1,794)	—	—	9,536	—	9,536
Total comprehensive income (expense)	—	—	11,330	(1,794)	—	51,766	61,302	(18,977)	42,325

Transactions with owners of the company
Business Combination - Initial purchase	—	—	—	—	—	—	—	1,460,354	1,460,354
Business Combination - Subsequent purchases	—	—	—	—	—	73,705	73,705	(210,771)	(137,066)
Dividends to Non-controlling interest	—	—	—	—	—	—	—	(5,095)	(5,095)
Total transactions with owners	—	—	—	—	—	73,705	73,705	1,244,488	1,318,193

Balance at June 30, 2025	239,148	460,486	9,285	351	(284,508)	902,569	1,327,331	1,225,511	2,552,842

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE Thursday 28 August 2025 – 07:00 a.m. CET
Regulated information

Condensed consolidated interim statement of cash flows (unaudited)
(in thousands of USD)

	2025	2024
	Jan. 1 - June 30, 2025	Jan. 1 - June 30, 2024
Cash flows from operating activities
Profit (loss) for the period	32,789	679,620

Adjustments for:	247,711	(392,766)
Depreciation of tangible assets	162,767	80,529
Amortisation of intangible assets	1,602	1,348
Impairment losses (reversals)	3,573	—
Provisions	(149)	(163)
Income tax (benefits)/expenses	2,840	4,364
Share of profit of equity-accounted investees, net of tax	(1,571)	(2,570)
Net finance expense	182,440	45,980
(Gain)/loss on disposal of assets	(103,791)	(502,547)
(Gain)/loss on disposal of subsidiaries	—	(19,707)

Changes in working capital requirements	(63,149)	12,767
Change in cash guarantees	(2,736)	(44,494)
Change in inventory	(7,860)	757
Change in receivables from contracts with customers	5,156	45,353
Change in accrued income	(4,044)	3,770
Change in deferred charges	(44,064)	4,002
Change in other receivables	17,102	8,356
Change in trade payables	37,373	3,331
Change in accrued payroll	518	(865)
Change in accrued expenses	(43,814)	(15,216)
Change in deferred income	10,868	1,735
Change in other payables	(31,648)	6,038

Income taxes paid during the period	(1,296)	(4,253)
Interest paid	(146,037)	(54,637)
Interest received	3,080	13,910
Dividends received from other investments	4,276	—

Net cash from (used in) operating activities	77,374	254,641

Acquisition of vessels and vessels under construction	(547,113)	(444,570)
Proceeds from the sale of vessels	262,974	1,511,765
Acquisition of other tangible assets	(828)	(3,077)
Acquisition of intangible assets	(1,343)	(386)
Proceeds from the sale of other (in)tangible assets	—	2,000
Net cash on deconsolidation / sale of subsidiaries	—	822
Investments in other companies	—	(45,000)
Loans from (to) related parties	(1,331)	—
Acquisition of a subsidiary, net of cash acquired	(1,098,897)	(1,149,886)
Repayment of loans from related parties	—	(79,930)
Lease payments received from finance leases	933	782

Net cash from (used in) investing activities	(1,385,605)	(207,480)

(Purchase of) Proceeds from sale of treasury shares	—	(126,913)
Proceeds from new borrowings	2,474,701	1,365,022
Repayment of borrowings	(703,016)	(206,701)
Repayment of lease liabilities	(9,686)	(32,291)
Repayment of commercial paper	(142,007)	(213,545)
Repayment of sale and leaseback	(29,888)	(8,902)
Transaction costs related to issue of loans and borrowings	(23,128)	(4,477)
Dividends paid	(5,395)	(903,331)
Acquisition of non-controlling interest	(137,066)	—

Net cash from (used in) financing activities	1,424,516	(131,138)

Net increase (decrease) in cash and cash equivalents	116,285	(83,977)

Net cash and cash equivalents at the beginning of the period	38,869	429,370
Effect of changes in exchange rates	(106)	(1,494)

Net cash and cash equivalents at the end of the period	155,048	343,899

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech